EXHIBIT 3.4

Amendment to By-Laws of A. M. Castle & Co.

Article III, Section 1 of the By-Laws of A.M. Castle & Co. (the “Corporation”) are amended as follows:

“Section 1. Beginning at such time as the corporation has more than one stockholder, the number of directors which shall constitute the whole Board of Directors shall be ~~11~~not less than eight (8) nor more than twelve (12).  At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may increase or decrease the number of directors, from time to time, within the limits above specified, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.  The directors shall be elected at the annual meeting of stockholders, except as provided in Section 2 of this Article III, and each director elected shall hold office until his successor is elected and qualifies.  Directors need not be stockholders.”